SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 24)

Cullen/Frost Bankers, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

229899 10 9

(CUSIP Number)

Check the following box if a fee is being paid with this statement: /__/

CUSIP No. 229899 10 9

1)	Names of Reporting Persons S.S. or I.R.S.
	Identification Nos. of Above Persons.

	Cullen/Frost Bankers, Inc. ("Cullen/Frost Bankers")
	74-1751768

2)	Check the Appropriate Box if a Member of a Group (See
	Instructions).

	(a) /__/
	(b) /__/

3)	SEC USE ONLY

4)	Citizenship or Place of Organization. Incorporated
	under the laws of the State of Texas

Number of Shares Beneficially Owned by Each Reporting Person
with:

5)	Sole Voting Power	369,547
6)	Shared Voting Power	3,086,000	**
7)	Sole Dispositive Power	209,274
8)	Shared Dispositive Power	87,130

9)	Aggregate Amount Beneficially Owned by Each Reporting
	Person. 4,784,037*

10)	Check if the Aggregate Amount in Row (9) Excludes
	Certain Shares (See Instructions)

11)	Percent of Class Represented by Amount in Row 9.
	9.2%

12)	Type of Reporting Person (See Instructions). HC

* Includes 1,328,490 shares with respect to which subsidiaries of Cullen/Frost Bankers have no voting power and 4,487,633** shares with respect to which subsidiaries of Cullen/Frost Bankers have no dispositive power. Inasmuch as all shares are held by subsidiaries of Cullen/Frost Bankers in a fiduciary capacity, Cullen/Frost Bankers explicitly disclaims beneficial ownership of all such shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant to the provisions of Rule 13d-4 promulgated under the 1934 Act.

** Includes 3,084,127 shares held by participants of the 401(k) Plan.

CUSIP No. 229899 10 9

1)	Names of Reporting Persons S.S. or I.R.S. Identification
	Nos. of Above Persons.

	The Frost National Bank ("Frost Bank") 74-0635455

2)	Check the Appropriate Box if a Member of a Group (See
	Instructions).

	(a) /__/
	(b) /__/

3)	SEC USE ONLY

Citizenship or Place of Organization.
Incorporated under the laws of the United States

Number of Shares Beneficially Owned by Each Reporting Person
with:

5)	Sole Voting Power	369,547
6)	Shared Voting Power	3,086,000	**
7)	Sole Dispositive Power	209,274
8)	Shared Dispositive Power	87,130

9)	Aggregate Amount Beneficially Owned by Each Reporting
	Person. 4,784,037*

10)	Check if the Aggregate Amount in Row (9) Excludes
	Certain Shares (See Instructions)

11)	Percent of Class Represented by Amount in Row 9.
	9.2%

12)	Type of Reporting Person (See Instructions). BK

* Includes 1,328,490 shares with respect to which Frost Bank has no voting power and 4,487,633** shares with respect to which Frost Bank has no dispositive power. Inasmuch as all shares are held by Frost Bank in a fiduciary capacity, Frost Bank explicitly disclaims beneficial ownership of all such shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant of the provisions of Rule 13d-4 promulgated under the 1934 Act.

** Includes 3,084,127 shares held by participants of the 401(k) Plan.

Item	1	(a)	Name of Issuer:

			Cullen/Frost Bankers, Inc. ("Cullen/Frost Bankers")

Item	1	(b)	Address of Issuer's Principal Executive Offices:

			100 West Houston Street
			San Antonio, Texas 78205

Item	2	(a)	Name of Persons Filing:

			Cullen/Frost Bankers and The Frost National Bank
			("Frost Bank")

Item	2	(b)	Address or Principal Business Office or, if none,
			Residence:

			The address of Cullen/Frost Bankers and Frost Bank
			is 100 W. Houston Street, San Antonio, Texas 78205

Item	2	(c)	Citizenship:

			Cullen/Frost Bankers is incorporated under the laws
			of the State of Texas; Frost Bank is incorporated
			under the laws of the United States.

Item	2	(d)	Title of Class of Securities:

			Common Stock, par value $0.01 per share

Item	2	(e)	CUSIP Number:

			229899 10 9

Item	3		If this statement is filed pursuant to Rules 13d-
			1(b), or 13d-2(b), check whether the person filing
			is a:

			(a)	[ ]		Broker or Dealer registered under section
				15 of the Act

			(b)	[x]		Bank as defined in section 3(a)(6) of the
				Act (Note: See Items 2, 4, 6, and 7)
				(Frost Bank)

			(c)	[ ]		Insurance Company as defined in sections
				3(a)(19) of the Act

			(d)	[ ]		Investment Company registered under
				sections 8 of the Investment Company Act

			(e)	[ ]		Investment Adviser registered under
				section 203 of the Investment Advisers
				Act of 1940

			(f)	[ ]		Employee Benefit Plan, Pensions Fund
				which is subject to the provisions of
				the Employee Retirement Income Security
				Act of 1974 or Endowment Fund; see
				s 240.13d-1(b)(1)(ii)(F)

			(g)	[X]		Parent Holding Company, in accordance
				with s 340.13d-1(b)(ii)(G) (Note: See
				Items 2, 4, 5, and 7) (Cullen/Frost
				Bankers)

			(h)	[ ]		Group, in accordance with s 240.13d-
				1(b)(1)(ii)(H)

Item	4		Ownership:

			(a)	Amount Beneficially Owned:

				At December 31, 2004, Cullen/Frost Bankers
				was deemed to have owned beneficially
				4,784,037 shares of Cullen/Frost Bankers
				Common Stock, including -0- shares where
				there was a right to acquire. Included among
				such shares were shares which were
				beneficially owned by Frost Bank, a wholly-
				owned subsidiary of Cullen/Frost Bankers.

			(b)	Percent of Class:

				Cullen/Frost Bankers		9.2%
					Frost Bank	9.2%

			(c)	Number of shares as to which such person has:

				(i)		sole power to vote or to direct the vote

				Cullen/Frost Bankers		369,547 shares
					Frost Bank	369,547

				(ii)		Shared power to vote or to direct the
				vote

				Cullen/Frost Bankers		3,086,000** shares
					Frost Bank	3,086,000**

				(iii)	sole power to dispose or to direct the
					disposition of

				Cullen/Frost Bankers		209,274 shares
					Frost Bank	209,274

				(iv)	shared power to dispose or to direct
					the disposition of

				Cullen/Frost Bankers		87,130 shares
					Frost Bank	87,130

These totals do not include a total of 1,328,490 shares with respect to which Cullen/Frost Bankers and Frost Bank have no voting power and 4,487,633** shares with respect to which Cullen/Frost Bankers and Frost Bank have no dispositive power. Inasmuch as all shares described are held by subsidiaries of Cullen/Frost Bankers in a fiduciary capacity, Cullen/Frost Bankers and Frost Bank specifically disclaim beneficial ownership of all such shares for purposes of Sections 13 (d) and 13 (g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant to Rule 13d-4 promulgated under the 1934 Act.

Item	5		Ownership of Five Percent or Less of a Class.

			Not Applicable.

Item	6		Ownership of More than Five Percent on Behalf of
			Another Person.

At December 31, 2004, Frost Bank did not own securities of Cullen/Frost Bankers for their own account; but, said bank held of record in various fiduciary capacities an aggregate of 4,784,037 shares. The Bank has reported to Cullen/Frost Bankers that these securities, registered in the name of the reporting bank as fiduciary or in the names of various of their nominees, were owned by a separate instrument which sets forth the power of the reporting bank with regard to the securities held in such account. Virtually all of these accounts involved persons who have the right to receive or direct the receipt of dividends from, or the proceeds of the sale of, the securities reported in Item 4. The individual interest of each of said persons did not relate to more than five percent of the class.

** Includes 3,084,127 shares held by participants of the 401(k) Plan.

Item	7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

		All of the securities being reported on are held of record by Frost Bank. Each of such entities is an Item 3(b) entity. See Items 4 and 6.

Item	8	Identification and Classification of Members of the Group.

		Not Applicable.

Item	9	Notice of Dissolution of Group.

		Not Applicable.

Item	10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2005

Date

CULLEN/FROST BANKERS, INC.

/s/ Stan McCormick

Signature

Stan McCormick, Secretary

Name/Title

THE FROST NATIONAL BANK

/s/ Richard Kardys

Signature

Richard Kardys, Group Executive Vice President

Name/Title

Exhibit A

AGREEMENT

Cullen/Frost Bankers, Inc. and The Frost National Bank do each hereby agree that the Schedule 13G, to which this Agreement is attached as Exhibit A, shall be jointly filed by such entities.

      IN WITNESS WHEREOF, Cullen/Frost Bankers, Inc., acting by and through a duly authorized officer, and The Frost National Bank , acting by and through a duly authorized officer, have executed this Agreement, on the 2nd day of February, 2005.

CULLEN/FROST BANKERS, INC.

By /s/ Stan McCormick

Its Secretary

THE FROST NATIONAL BANK

By /s/ Richard Kardys

Its Group Executive Vice President